                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   FORM 10-SB

                        GENERAL FORM FOR REGISTRATION OF

                      SECURITIES OF SMALL BUSINESS ISSUERS

        Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                                UHF INCORPORATED
                 ----------------------------------------------
                 (Name of Small Business Issuer in its charter)

                                    Michigan
         --------------------------------------------------------------
         (State or other jurisdiction of incorporation or organization)

                                   38-1740889
                     --------------------------------------
                     (I. R. S. Employer Identification No.)

              24001 Greater Mack Avenue, St. Clair Shores, Michigan
              -----------------------------------------------------
                    (Address of principal executive offices)

                                      48080
                                   ----------
                                   (Zip Code)

                  Issuer's telephone number   (586) 778-0900

                  Securities to be registered pursuant to Section 12(b) of the Act.

                                      None

                  Securities to be registered pursuant to Section 12(g) of the Act.

                     Common Stock, par value $.001 per share
                     ---------------------------------------
                                (Title of Class)

                                     PART I

                      [Items 6 - 12 of Model B of Form 1-A]

ITEM 6. DESCRIPTION OF BUSINESS.

         UHF Incorporated (the "Company") was incorporated in Michigan on March 13, 1964 with the name State Die & Manufacturing Company. On March 1, 1971 its name was changed to State Manufacturing, Inc., on April 1, 1981 its name was changed to State Die and Engineering Inc., on July 19, 1984 its name was changed to Universal Robotics and Automation, Inc., on October 23, 1984 its name was changed to Universal Automation Corporation, and on March 4, 1992 its name was changed to UHF Incorporated.

         In 1991, the Company became a holding company by transferring its assets to a newly-formed, wholly-owned corporation and by purchasing the outstanding stock of two closely held corporations. These three subsidiaries sold their businesses in 1994, and the Company paid its debts. Since 1994, the Company has been inactive and has had no assets or employees. The Company has no patents, trademarks, licenses, franchises, concessions, royalty agreements or labor contracts and is not aware of any environmental liabilities or potential environmental liabilities.

         The Company has no plan of operation for the next 12 months and no plans to hire any employees. The Company anticipates that any cash requirements it may have over the next 12 months will be funded by its majority stockholder.

ITEM 7. DESCRIPTION OF PROPERTY.

         The Company neither owns nor leases any properties.

ITEM 8. DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES.

         Information concerning the directors and executive officers of the Company is set forth below. The Company has no employees.

         Ronald C. Schmeiser, age 71, has been a director, President and Chief Executive Officer of the Company since 1998. He is a Certified Public Accountant and a former Director of Finance of the City of Pittsburgh, Pennsylvania. Mr. Schmeiser has been the Deputy Controller and School Auditor of the Pittsburgh School District since January 1, 2000 and prior thereto served as President of Kromer Associates, a financial consulting firm.

         Walter L. Baumgardner, age 61, has been a director, Vice President and General Counsel of the Company since 1991. He has been a practicing attorney for more than five years.

         Victor H. Pribanic, age 47, has been a director, Vice President and Treasurer of the Company since 1998. He has been a practicing attorney for more than five years.

         Vincent J. Senko, age 51, has been Secretary of the Company since 1998. He has been a practicing attorney for more than five years.

         The By-Laws of the Company provide for a Board of seven directors, however there have been only three directors since that provision was adopted in 1998. The By-Laws also provide that the directors shall hold office for a period of three years, with one-third of the Board of Directors being elected at each annual meeting, and that at the annual meeting of shareholders in the year 1998 one director shall be elected for a period of three years, one director shall be elected for a period of two years and one director shall be elected for a period of one year. At that meeting, Mr. Schmeiser was elected for a three-year term, Mr. Baumgardner for a two-year term and Mr. Pribanic for a one-year term. No shareholder meetings have been held since that time.

ITEM 9. REMUNERATION OF DIRECTORS AND OFFICERS.

         No compensation was awarded to, earned by or paid to any officers or directors of the Company during the last fiscal year. The Company has no remuneration or benefit plans or arrangements.

ITEM 10. SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS.

         The only security the Company has outstanding is common stock, par value $.001 per share ("Common Stock"). The following table sets forth information concerning persons or entities that own of record more than five percent of the outstanding Common Stock. Except for Dachris, Ltd., the Company has no information concerning the beneficial ownership of the shares beyond what is shown on the official list of the owners of record.

                  STOCK OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

Name                      Address                        Shares Owned      Percent of Class
----                      -------                        ------------      ----------------
Dachris, Ltd.*            304 Ross Street                6,331,992             66.79
                          Pittsburgh, PA 15219

Walter L. Baumgardner     24000 Greater Mack Avenue      474,250                5.00
                          St. Clair Shores, MI 48080

* Dachris, Ltd., a Pennsylvania corporation, is wholly-owned by David L. Lichtenstein whose address is 304 Ross Street, Pittsburgh, PA 15219.

         The following table sets forth information concerning the beneficial ownership of Common Stock by the directors and officers of the Company and by all directors and officers of the Company as a group. There are no options, warrants or other rights outstanding to purchase securities from the Company, except as noted in Item 12 below.

                          STOCK OWNERSHIP OF MANAGEMENT

Name                      Positions                      Shares Owned       Percent of Class
----                      ---------                      ------------       ----------------
Ronald C. Schmeiser       Director, President and           200,000           2.11
                          Chief Executive Officer

Walter L. Baumgardner     Director, Vice President          474,250           5.00
                          and General Counsel

Victor H. Pribanic        Director, Vice President          375,000           3.96
                          and Treasurer

Vincent J. Senko          Secretary                         100,000           1.05

All directors and
executive officers
as a group                                                1,149,250          12.12


ITEM 11. INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS.

         None

ITEM 12. DESCRIPTION OF SECURITIES.

         The Company is authorized to issue up to 50,000,000 shares of Common Stock, of which 9,480,754 are issued and outstanding. All shares of Common Stock currently outstanding are fully paid and nonassessable. In addition to the shares currently outstanding, the Company may be required to issue 50,000 shares of Common Stock to an outside consultant. The Common Stock has no preemptive or conversion rights and no redemption or sinking fund provisions. All shares have one vote on any matter submitted to a vote of shareholders, and the holders thereof have cumulative voting rights in the election of directors. Holders of the Common Stock are entitled to receive dividends when and as declared by the Board of Directors out of funds legally available therefor. Upon dissolution of the Company, the holders of the Common Stock will be entitled to share ratably in the assets remaining after the payment of indebtedness and other priority claims. The directors of the Company serve for staggered terms of three years. See Item 8.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

         There is no public trading market for the Common Stock. There are 229 holders of record of the Common Stock. No cash dividends were declared on the Common Stock during the last two fiscal years. The Company has no compensation plans or individual compensation arrangements.

ITEM 2. LEGAL PROCEEDINGS.

         To the Company's knowledge, the Company is not a party to any pending legal proceeding, and the Company is not aware of any legal proceeding that may be contemplated against it by any governmental authority.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

         None

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES.

         None

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         Neither the Company's Restated Articles of Incorporation nor its By-Laws provide for indemnification of or insurance for the directors or officers of the Company, nor has the Company agreed to provide any such indemnification or insurance, although the Michigan Business Corporation Act permits the Company to indemnify its directors and officers in respect of claims made against them in their capacity as such, provided that certain conditions are met.


                                    PART F/S

                                UHF INCORPORATED

                            FINANCIAL STATEMENTS AND
                          INDEPENDENT AUDITORS' REPORT
                           DECEMBER 31, 2001 AND 2000

                          INDEPENDENT AUDITORS' REPORT



To the Board of Directors
and Stockholders of
UHF Incorporated

We have audited the accompanying balance sheets of UHF Incorporated as of December 31, 2001 and 2000 and the related statements of operations and retained deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of UHF Incorporated as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.



/s/ Louis Plung & Company, LLP

LOUIS PLUNG & COMPANY, LLP
Pittsburgh, Pennsylvania
April 9, 2002

                                UHF INCORPORATED

                                  BALANCE SHEET
                           December 31, 2001 and 2000

                                 ASSETS

                                                                  2001          2000
                                                                -------       -------
CASH                                                            $    --       $    --
                                                                -------       -------

ORGANIZATION COST                                                    --            --
                                                                -------       -------

TOTAL ASSETS                                                    $    --       $    --
                                                                =======       =======


                  LIABILITIES AND STOCKHOLDERS' DEFICIT


ACCRUED EXPENSES                                                $ 4,000       $ 4,000
                                                                -------       -------

Total liabilities                                                 4,000         4,000
                                                                -------       -------

COMMITMENTS AND CONTINGENCIES                                        --            --

STOCKHOLDER'S DEFICIT
      Common stock, $.001 par value; 50,000,000 authorized
         shares, 9,480,754 issued and outstanding                 9,481         9,481

PAID IN CAPITAL                                                  (9,481)       (9,481)

RETAINED DEFICIT                                                 (4,000)       (4,000)

Total stockholders' deficit                                      (4,000)       (4,000)
                                                                -------       -------
TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT                     $    --       $    --
                                                                =======       =======

   The accompanying notes are an integral part of these financial statements.

                                UHF INCORPORATED

                  STATEMENT OF OPERATIONS AND RETAINED DEFICIT
                     Years Ended December 31, 2001 and 2000

                                            2001          2000
                                          -------       -------
REVENUE                                   $    --       $    --

OPERATING EXPENSES                             --            --
                                          -------       -------

NET INCOME                                     --            --
                                          =======       =======

Retained Deficit - Beginning of Year       (4,000)       (4,000)
                                          -------       -------

RETAINED DEFICIT - END OF YEAR            $(4,000)      $(4,000)
                                          =======       =======


   The accompanying notes are an integral part of these financial statements.

                                UHF INCORPORATED

                             STATEMENT OF CASH FLOWS
                     Years Ended December 31, 2001 and 2000

                                                  2001         2000
                                                 -------      -------

CASH FLOWS FROM OPERATING ACTIVITY - NONE        $    --      $    --

CASH FLOW FROM INVESTING ACTIVITIES - NONE            --           --

CASH FLOWS FROM FINANCING ACTIVITIES - NONE           --           --
                                                 -------      -------

Net change in cash                                    --           --

Cash - Beginning of Year                              --           --
                                                 -------      -------

CASH - END OF YEAR                               $    --      $    --
                                                 =======      =======

   The accompanying notes are an integral part of these financial statements.

                                UHF INCORPORATED

                          NOTES TO FINANCIAL STATEMENTS


1.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         Nature of Operations - UHF Incorporated (the "Company") is a corporation organized under the laws of the state of Michigan. The Company has been inactive and has not conducted any business in the ordinary course since July 1, 1994. Management has no current plans to conduct any business activity for the next twelve months and no plans to hire any employees. The Company anticipates that any cash requirements it may have over the next twelve months will be funded by its majority stockholder.

         Basis of Accounting - The financial statements are prepared using the accrual basis of accounting in which revenues are recognized when earned and expenses are recognized when incurred.

         Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results may differ from these estimates and assumptions.

         Recent Accounting Developments - The following Statements of Financial Accounting Standards (SFAS) were issued by the Financial Accounting Standards Board.

         SFAS No. 141, "Business Combinations" issued June 2001 supercedes APB 16, "Business Combinations", and primarily addresses the accounting for the cost of an acquired business (i.e., the purchase price allocation), including any subsequent adjustments to its cost. The most significant changes made by SFAS 141 involve the requirement to use the purchase method of accounting for all business combinations, eliminating use of the pooling-of-interests method along with the establishment of new criteria for determining whether intangible assets acquired in a business combination should be recognized separately from goodwill. SFAS 141 is effective for all business combinations (as defined in the Statement) initiated after June 30, 2001, and for all business combinations accounted for by the purchase method that are completed after June 30, 2001 (that is, the date of acquisition is July 1, 2001, or later).

         SFAS No. 142, "Goodwill and Other Intangible Assets" issued June 2001 primarily addresses the accounting for goodwill and intangible assets subsequent to their acquisition (i.e., the post-acquisition accounting) and supercedes APB 17, "Intangible Assets". Under SFAS 142, goodwill and indefinite lived intangible assets will no longer be amortized and will be tested for impairment at least annually at a reporting unit level. Additionally, the amortization period of intangible assets with finite lives is no longer limited to forty years. SFAS 142 is effective for fiscal years beginning after December 15, 2001, and applies to all goodwill and other intangible assets recognized in an entity's statement of financial position at that date, regardless of when those assets were initially recognized. The Company does not expect adoption of SFAS 141 or SFAS 142 to have a material impact on the Company's reported results of operations, financial position or cash flows.

                                UHF INCORPORATED

                          NOTES TO FINANCIAL STATEMENTS


         SFAS No. 143, "Accounting for Asset Retirement Obligations" issued June 2001. This statement will have no effect on the Company.

         SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" issued August 2001 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. SFAS 144 supercedes SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions", for the disposal of a segment of a business. SFAS 144 also amends ARB No. 51, "Consolidated Financial Statements", to eliminate the exception to consolidation for a subsidiary for which control is likely to be temporary. The Company does not expect adoption of SFAS 144 to have a material impact on the Company's reported results of operations, financial position or cash flows.

2.       COMMITMENT AND CONTINGENCIES

         Management has no knowledge and is not aware of any commitments or contingencies under which the Company is liable. Management has also represented that they are not aware of any pending or threatened litigation, claims, or assessments against the Company.

                                    PART III


ITEM 1. INDEX TO EXHIBITS.

              No.                Document
              ---                --------
              2                  Restated Articles of Incorporation
                                 and By-Laws, as amended to date.



                                   SIGNATURES


         Pursuant to the requirements of section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         UHF INCORPORATED
                                           (Registrant)


Date: April 10, 2002                     By:   /s/ Ronald C. Schmeiser
                                            -----------------------------------
                                                   Ronald C. Schmeiser
                                                   President